05037124

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-52973

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Republic Securities Company, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street, 2nd Floor
(No. and Street)

San Francisco **CA** **94111**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian **(415) 296-5810**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

55 SECOND STREET, SUITE 1400, SAN FRANCISCO, CA 94105
(Address) (City) (State) Zip Code

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - First Republic Securities, LLC
Title

(see attached)
Notary Public

This report ** contains (check all applicable boxes):

☒(a) Facing Page.
☒(b) Statement of Financial Condition.
☒(c) Statement of Income (Loss).
☒(d) Statement of Cash Flows.
☒(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒(g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐(i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
☐(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒(l) An Oath or Affirmation.
☐(m) A copy of the SIPC Supplemental Report.
☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒(o) Independent auditor's report on internal accounting control.
☐(p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-S.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of SAN FRANCISCO } ss.

On 2/15/05 before me, YVONNE TOM, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared DAVID TATEOSIAN,
Name(s) of Signer(s)

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

YVONNE TOM
Commission # 1407925
Notary Public - California
San Francisco County
My Comm. Expires Mar 28, 2007

WITNESS my hand and official seal.

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

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KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

First Republic Bank, Member
First Republic Securities Company, LLC:

We have audited the accompanying statements of financial condition of First Republic Securities Company, LLC (the Company) (a wholly owned subsidiary of First Republic Bank) as of December 31, 2004 and 2003, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Republic Securities Company, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 24, 2005

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	1,793,000	1,094,000
Receivable from clearing organization		126,000	53,000
Prepaid expenses and deposits		61,000	44,000
Total assets	$	1,980,000	1,191,000
Liabilities and Member's Equity			
Liabilities:			
Payable to Parent	$	851,000	130,000
Accounts payable and accrued expenses		313,000	163,000
Total liabilities		1,164,000	293,000
Member's equity:			
Common stock, $0.01 par value. Authorized and outstanding 10,000 shares		100	100
Additional paid-in capital		499,900	499,900
Retained earnings		316,000	398,000
Total member's equity		816,000	898,000
Total liabilities and member's equity	$	1,980,000	1,191,000

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statements of Operations

Years ended December 31, 2004 and 2003

		2004	2003
Revenue:			
Agency commissions	$	510,000	460,000
Principal commissions		534,000	456,000
Placement fees		1,500,000	800,000
Underwriting fees		107,000	25,000
Mutual fund trailers		347,000	264,000
Management fee income		116,000	97,000
Interest income		133,000	57,000
Total revenue		3,247,000	2,159,000
Expenses:			
Salaries and related benefits		1,110,000	700,000
Commission payout		997,000	516,000
Occupancy		191,000	29,000
Professional fees and advertising		51,000	77,000
Clearing fees		392,000	241,000
Information systems		75,000	135,000
Travel expenses and entertainment		55,000	24,000
Regulatory fees		34,000	42,000
Insurance		279,000	73,000
Dues and subscriptions		59,000	32,000
Other general and administrative		86,000	66,000
Total expenses		3,329,000	1,935,000
Net (loss) income	$	(82,000)	224,000

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statements of Member's Equity

Years ended December 31, 2004 and 2003

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2002	$	100	499,900	174,000	674,000
Net income		—	—	224,000	224,000
Balance at December 31, 2003		100	499,900	398,000	898,000
Net loss		—	—	(82,000)	(82,000)
Balance at December 31, 2004	$	100	499,900	316,000	816,000

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net (loss) income	$	(82,000)	224,000
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Changes in assets and liabilities:			
Prepaid expenses and deposits		(17,000)	(9,000)
Receivable from clearing organizations		(73,000)	35,000
Accounts payable and accrued expenses		150,000	123,000
Payable to Parent		721,000	130,000
Net cash provided by operating activities		699,000	503,000
Increase in cash and cash equivalents		699,000	503,000
Cash and cash equivalents, beginning of year		1,094,000	591,000
Cash and cash equivalents, end of year	$	1,793,000	1,094,000

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Nature of Business

First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank (the Bank or Parent), was formed as a Nevada limited liability company on July 17, 2000. After an initial application period, the Company became a registered member of the National Association of Securities Dealers on March 23, 2001 and became actively engaged in the business of providing broker-dealer services on June 1, 2001.

(b) Basis of Presentation

The financial statements are prepared on an accrual basis. The Company is engaged in a single line of business as a security broker-dealer.

(c) Revenue Recognition

Revenues and expenses related to agency and principal commissions and mutual fund trailers are recorded on a trade date basis. Placement fees are recorded as of the offering date. Underwriting fees are recognized when the underwriting is completed and the income is reasonably determinable.

(d) Income Taxes

As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of the Bank. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

(e) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest bearing deposits.

(f) Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (c) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(g) Reclassifications

Certain reclassifications have been made to the 2003 financial statements in order for them to conform to the 2004 presentation.

(2) Transactions with Affiliates

The Company has a cash account with the Bank in the amount of $50,000 and $113,000 as of December 31, 2004 and 2003, respectively.

The Company and the Bank have an expense sharing agreement for salaries, rent and certain general and administrative expenses. Expenses allocated by the Bank are reimbursed by the Company on a timely basis. The Bank allocated $1,389,000 and $597,000 for such expenses in 2004 and 2003, respectively. The Bank pays the Company management fees related to the training and licensing of the Bank's licensed representatives. In 2004 and 2003, this management fee income was $116,000 and $97,000, respectively.

The Company recognized fees of $0 and $24,000 in 2004 and 2003, respectively, for acting as an underwriter in placing securities of the Bank's Real Estate Mortgage Investment Conduit (REMIC) securitizations.

The Company was retained by the Bank's wholly owned investment advisory subsidiary, Trainer, Wortham & Company, Inc. (Trainer Wortham), to execute securities brokerage transactions on behalf of Trainer Wortham's clients and to receive commissions based on these executed transactions. In accordance with Section 28(e) of the Securities Exchange Act of 1934, Trainer Wortham was permitted to earn credits for the brokerage transaction directed to the Company. Trainer Wortham was permitted to use the credits to acquire brokerage and research services as well as quotation service costs from the Company. Such costs amounted to $90,000 in 2003 and are included in information systems expenses in the accompanying statement of income. There are no such costs in 2004. This arrangement with Trainer Wortham was ended effective October 1, 2003 as the Company no longer participates in any such soft dollar arrangements pursuant to Section 28(e) of the Securities Exchange Act of 1934.

The Company recognized placement fees of $1,500,000 and $800,000 in 2004 and 2003, respectively, before related expenses, in connection with the private placement of collateralized bond obligation securities to certain qualified clients of the Bank and Trainer Wortham.

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $754,000 which was $654,000 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital is 1.55 to 1 as of December 31, 2004.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Securities Group Company.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Total member's equity	$	816,000
Less nonallowable assets:		
Prepaid expenses and deposits		61,000
Other deductions and/or charges		1,000
Net capital	$	754,000
Aggregate indebtedness:		
Payable to Parent	$	851,000
Accounts payable and accrued expenses		313,000
Total aggregate indebtedness	$	1,164,000
Computation of basic net capital requirement:		
Net capital required – greater of $100,000 or 6 2/3% of aggregate indebtedness	$	100,000
Net capital in excess of requirements	$	654,000
Ratio of aggregate indebtedness to net capital		1.55 to 1

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as amended, filed with the National Association of Securities Dealers Regulation, Inc. on January 25, 2005, is not required as no material differences exist.

See accompanying independent auditors' report.

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Control

First Republic Bank, Member
First Republic Securities Company, LLC:

In planning and performing our audit of the financial statements of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule I7a 5(g)(l) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedure were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of First Republic Bank, management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2005